Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, Ontario, L5T 1X7

VIA EDGAR CORRESPONDENCE FILING

December 6, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Age Communications, Inc. Registration Statement on Form SB-2/A Responsive to Staff Comments on SB-2 Registration Statement No. 333-137080

Ladies and Gentlemen:

As of October 5, 2006, Wireless Age Communications, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Registration Statement on Form SB-2/A and herewith files Amendment No. 3 (the "Amendment" or “Form SB-2/A”) in response to the Commission's comments, dated October 13, 2006 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 filed with the Commission on September 1, 2006 (the “Registration Statement”). The Amendment No. 3 filed with the Commission shows cumulative blacklined changes from the Registration Statement and all references herein to the Amendment refer to Amendment No. 3.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter. The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

Comment 1:

The Company has reduced the number of shares of common stock being sold pursuant to the registration statement from 22,514,329 shares to 12,000,000 shares. The reduction reflects:

▪	A reduction in the number of shares of common stock issuable upon conversion of the series A preferred stock held by Barron Partners (the “Investor”) from 7,142,900 shares to 6,000,000 shares.

▪	A reduction in the number of shares issuable upon exercise of the warrants held by the Investor from 15,000,000 shares to 6,000,000 shares.

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	December 6, 2006

▪	The elimination of the 371,429 shares of common stock held by the other persons formerly named as selling stockholders.

As a preliminary matter, the Investor is not an underwriter, as defined by Section 2(11) of the Securities Act. The sales by the selling stockholder do not constitute an indirect public offering. The issuances to the selling stockholders are not analogous to an equity line, where there is no completed private placement. The sale to the Investor is a completed private placement in which the Investor purchased and paid for the securities and retains the full risk of ownership. There is no incomplete or revocable transaction.

The Company believes that, with the revised structure, the offering is clearly a secondary offering to which Rule 415 applies for the following reasons.

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Aside from the fact that the Investor is neither the issuer nor a parent or subsidiary of the issuer, we do not believe that the sale of common stock by the Investor should be construed as an offering on behalf of the issuer for the following reasons:

▪
The only sale by or on behalf of the issuer involving the selling stockholder was the sale of securities in August 2006 in a private placement pursuant to a securities purchase agreement with the Investor, which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placement constituted the primary offering by the Company.

▪
The Investor made a $1 million investment in the Company. In exchange for the $1 million investment, the Investor received (i) 7,142,900 shares of series A preferred stock, (ii) five-year warrants to purchase an aggregate of 7,500,000 shares of common stock at $.25 per share and 7,500,000 shares of commons stock at $.50 per share. The series A preferred stock are convertible into 7,142,900 shares of common stock, subject to adjustment. However, not all of the share of common stock issuable upon conversion of the series A preferred stock are being registered. The Investor is only registering 6,000,000 shares, or approximately 84% of the shares that are issuable upon conversion of its series A preferred stock, and only 40% of the shares issuable upon exercise of the warrants. Thus, of the $1 million investment, the Investor continues to bear the investment risk with respect to approximately 16% of its investment.

▪
The Investor made an investment in the Company and holds the risk of ownership. The Investor has the risk of ownership for its own account, and will continue to hold the risk of ownership as to the 1,142,900 shares of common stock issuable upon exercise of the series A preferred stock which are not being registered. Further, both because of the relatively limited volume for the common stock and the limitation as to the number of shares that the Investor may own at any time, even after the registration statement is declared effective, the Investor will continue to bear the risk of ownership thereafter.

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	December 6, 2006

▪
The registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the Investor bears the risk that the Company would fail or be unable to register the securities. Further, there is only a limited market for the common stock, as a result of which the Investor is bearing the further risk of not being able to sell the shares, even if they are registered. The risks being borne by the Investor are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of its sale. The transaction is not analogous to an equity line, since the Investor has already made its investment.

▪
The Investor is not entitled to any cash payment in the event that the underlying shares are not registered. Although the registration rights agreement provides for liquidated damages, liquidated damages are payable only in shares of series A preferred stock and there is a limit on the number of shares of series A preferred stock that may be issued. Accordingly, there is no cash settlement with respect to the Company’s obligation to register the underlying shares, which is further evidence that the Investor is not an underwriter, that the Investor is continuing to carry a significant risk that it may not be able to sell the shares and that the offering is a bona fide secondary offering.

▪
The number of securities issuable upon conversion of the series A preferred stock is fixed, subject only to the Company meeting agreed-upon levels of pre-tax income for 2006 and 2007. There is no market component in the pricing of the series A preferred stock whereby the Investor would receive more shares if the market price drops. The series A preferred is not a death spiral security. The Investor, not the Company, bear the risk of a decline in the stock price. Similarly, the transaction is not analogous to an equity line of credit since the Investor has made its investment.

▪
There are presently 31,527,918 shares of common stock outstanding. If the series A preferred stock that is registered in the offering is converted into common stock to the extent of the 6,000,000 shares of common stock included in the registration statement, the Investor’s shares of common stock that are being registered would represent 16.0% of the outstanding shares of common stock after giving effect to such conversion and 19.0% of the shares of common stock outstanding prior to the conversion.

▪
By the terms of the series A preferred stock and the warrants, the Investor cannot own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the certificate of designation, the warrants and the securities purchase agreement all provide that this provision cannot be amended. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Securities and Exchange Commission in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.C., S.D.N.Y 1999).

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	December 6, 2006

▪
The Investor does not have any control relationship with the Company and is not, therefore, an affiliate of the Company. It has no right of board representation and the preferred stock is non-voting except for a very limited number of matters which require approval of the holders of 75% of the series A preferred stock. As a result, the Investor has no ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company.

▪
The sale by the Investor of its shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investor made a cash investment, and the Company has received the proceeds from the sale of securities to the Investor. The Investor has a contractual right to have the Company register the common stock underlying its series A preferred stock and warrants, but the Company received the proceeds from the sale in August 2006.

▪
The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

▪
The remaining registered shares are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants. Further, the warrants provide for an exercise price which is greater than the conversion price of the preferred stock. In order for the Investor to receive additional shares of common stock upon exercise of the warrant, the Investor would have to make a further investment in the Company. Even if the warrants are exercised and the underlying shares sold, the total number of shares being sold upon such exercise (6,000,000 shares).

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	December 6, 2006

▪
The Investor is a private investor and is not in the business of underwriting securities, and, as a factual matter, the Investor is not acting as a conduit for the Company. Rather it has purchased the shares for its own account and has already holds the risk of ownership. Even when the shares are registered, the Investor will continue to own, and bear the risk of ownership, with respect to approximately 16% of its investment in the series A preferred stock.

▪	For the reasons described above, the Company is not a conduit for the Company to sell its securities to the public.

▪
The Company and the Investor are aware of the position of the staff with respect to sequential offerings and, while the Investor retains registration rights with respect to the securities which are not being included in this registration statement, it will not exercise such rights in a manner which it believes is not consistent with the policy of the staff as it relates to the integration of sequential public offerings.

Comment 2:

The Company has reduced the registration fee based on the reduced proposed number of securities to be registered. The proposed maximum offering price per unit has been amended to the price per unit ($.29) disclosed in the original filing of Form SB-2 on September 1, 2006. Such price was obtained from the average of the high and low prices of our common stock on August 30, 2006. The Company previously paid a registration fee of $698.62 on September 1, 2006.

Comment 3:

The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Selling Stockholder” page 22, footnote 3]

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen
Gary Hokkanen
Chief Financial Officer

cc:	Pradip Bhaumik, SEC Attorney-Advisor Travis L. Gering, Esq. - Wuersch & Gering LLP (Company counsel)

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